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SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN Index to Financial Statements and Schedule

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2003
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN
(Full title of the plan)

SKYWEST, INC.
444 South River Road
St. George, Utah 84790
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office)

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN
Index to Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2003

Report of Independent Registered Public Accounting Firm

The Trustees of the SkyWest, Inc.
Employees' Retirement Plan:

        We have audited the accompanying statements of net assets available for benefits of the SkyWest, Inc. Employees' Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 2, 2004

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value:
Fidelity Magellan Fund	$10,607,590	$7,986,920
Fidelity Spartan Money Market Fund	9,906,841	9,488,140
Harris Associates Oakmark Select Fund	9,275,819	5,699,061
Janus Overseas Fund	6,786,078	4,757,964
Strong Growth Fund	6,762,768	4,814,323
Neuberger Berman Genesis Fund	6,338,392	4,434,808
Fidelity Dividend Growth Fund	5,330,380	—
Turner Small Cap Equity Fund	4,763,306	2,561,582
American Century Equity Income Fund	4,411,363	3,167,027
RYDEX OTC Fund	3,627,404	1,711,933
Fidelity Equity Income Fund	3,392,303	2,301,078
SkyWest, Inc. Common Stock	3,184,301	1,626,123
Fidelity Puritan Fund	3,165,756	2,222,323
Wasatch Small Cap Value Fund	3,160,754	1,081,210
Banc of America Nations Marsico Focused Equities Fund	2,829,972	1,474,376
Pimco Total Return Administrative Shares	2,633,739	—
Vanguard Admiral Intermediate-Term Treasury Fund	2,315,976	2,795,704
Wasatch Small Cap Growth Fund	2,017,619	568,947
Nations International Value Investor Fund	1,508,911	718,794
Turner Mid Cap Growth Fund	1,369,041	247,179
Participant Directed Brokerage Accounts	979,427	562,968
Ameristock Mutual Fund	522,531	161,998
Morley Stable Value Fund	291,163	—
Pimco Real Return Administrative Fund	259,391	—
Oakmark International Fund	173,580	—
Artisan International Fund	167,820	62,037
Neuberger Berman High Income Bond Fund	117,983	—
J.P. Morgan Disciplined Equity Fund	—	4,097,059
Strong Corporate Bond Fund	—	1,673,772
Strong Bond Fund	—	278,654
PBHG Disciplined Equity Fund	—	109,908
Fidelity Cash Reserve	—	52,238

	95,900,208	64,656,126
Participant loans receivable	3,142,228	2,751,026

	$99,042,436	$67,407,152

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Contributions:
Participants	$9,379,469
Employer	7,840,049

Total contributions	17,219,518

Investment income:
Interest and dividends	1,346,328
Net realized gain in fair value of investments	1,989,598
Unrealized gain	15,830,246

Total investment income	19,166,172

Total additions, net	36,385,690
Deductions:
Distributions to participants	(4,614,457)
Administrative expenses	(135,949)

Total deductions	(4,750,406)
Increase in net assets available for benefits	31,635,284
Net assets available for benefits:
Beginning of the year	67,407,152

End of year	$99,042,436

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003

(1)   Plan Description

        The following description is provided for general information purposes only. More complete information regarding the plan's provisions may be found in the plan document.

  (a) Participation

        SkyWest, Inc. (the "Company") adopted the SkyWest, Inc. Employees' Retirement Plan (the "Plan"), a 401(k) plan, effective April 1, 1977. The Plan is a defined contribution plan and is intended to be a qualified retirement plan under the Internal Revenue Code, as amended ("IRC"). It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA"). The Plan has been amended at various times.

        The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan's trustees include two employees of the Company and one retired employee of the Company. One of the two employees is an officer of the Company.

  (b) Eligibility, Contributions, and Benefits

        Employees who have completed 90 days of service are eligible to participate in the Plan. Participation is available to all employees of SkyWest, Inc., and all other SkyWest, Inc. affiliates. An eligible employee, who has enrolled, shall become a participant on the first day of the month coinciding with or following the date that the employee meets the respective eligibility requirements. Employees must affirmatively elect to participate in the Plan.

        Employees are eligible to participate in the employer match program after completing one year of service. Employees must be making contributions to the Plan in order to receive the employer match. An employee is eligible to participate in the discretionary contribution program when he or she has completed two years of service and is 18 years of age or older.

  (c) Contributions

        Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan. Salary reduction contributions cannot exceed the lesser of 100% of the participant's eligible compensation or the maximum amount allowable under the IRC, which was $12,000 during 2003.

        Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan. During 2003, the Company matched each eligible participant's salary reduction contribution at levels ranging from 2% to 6%, based on years of service. Additionally, each year the Company may make a discretionary contribution based on its earnings. The Company made a discretionary contribution of $3,864,810 in 2003. Company discretionary contributions are allocated based on the participants' eligible compensation.

  (d) Benefits

        Participants are immediately vested 100% in their account balances. Benefits are normally paid at retirement, disability, death, or other termination. Benefit distributions may be made in a single lump sum payment, installments, or an annuity. Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

  (e) Investment Options

        At December 31, 2003, the Plan provided for 27 investment options from a variety of registered investment companies and a participant directed brokerage account. The registered investment company options are as follows:

        Fidelity Magellan Fund—This fund seeks to achieve capital appreciation by investing mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential growth.

        Fidelity Spartan Money Market Fund—This fund invests in high-quality, short-term money market securities of all types, U.S. dollar-denominated money market securities of domestic and foreign issuers, repurchase agreements, and reverse repurchase agreements.

        Harris Associates Oakmark Select Fund—This non-diversified fund seeks long-term capital appreciation from investments primarily in common stocks of 12 to 20 U.S. companies.

        Janus Overseas Fund—This fund normally invests 65% of its assets in common stocks of issuers located in at least five foreign countries.

        Strong Growth Fund—This fund normally invests at least 65% of its assets in equity securities that have prospects for above-average sales and earnings growth; high return on invested capital; sound balance sheets; and overall financial strength.

        Neuberger Berman Genesis Fund—This fund seeks capital appreciation through investing primarily in common stocks of issuers located outside the United States.

        Fidelity Dividend Growth Fund—This fund seeks capital appreciation. The fund normally invests at least 80% of assets in equity securities. It usually invests in companies that the advisor believes have the potential to pay dividends in the future. The fund invests in domestic and foreign issuers.

        Turner Small Cap Equity Fund—This fund seeks capital appreciation through investing in a diversified portfolio of common stocks with market capitalizations not exceeding $1 billion.

        American Century Equity Income Fund—This fund seeks current income and capital appreciation as a secondary consideration by normally investing at least 85% of its assets in income-producing securities and at least 15% of its assets in equities.

        RYDEX OTC Fund—This fund seeks to provide investment results that correspond to the NASDAQ 100 index, a benchmark for over-the-counter securities.

        Fidelity Equity Income Fund—This fund seeks to achieve reasonable income and also considers the potential for capital appreciation by investing mainly in income-producing equity securities.

        SkyWest, Inc. Common Stock—Invests only in shares of the Company's common stock. Shares of the Company's common stock are bought and sold over-the-counter each pay period based on participants' elections. Voting rights for the common stock held in the SkyWest Common Stock Fund are passed through to participants. The market value of the Company's common stock is determined based on unitized stock accounting.

        Fidelity Puritan Fund—This fund invests in a broadly diversified portfolio of high-yielding equity and debt securities with preservation of capital as its main objective.

        Wasatch Small Cap Value Fund—This fund invests at least 65% of its assets in common stocks of companies with market capitalization less than $300 million. This fund is a long-term growth fund.

        Banc of America Nations Marsico Focused Equities Fund—This fund seeks long-term growth of capital by investing at least 65% of its assets in common stocks of large companies with a core position of 20 to 30 common stocks.

        Pimco Total Return Administrative Shares—This fund seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The fund may invest up to 10% of assets in high yield securities rated B or higher. The portfolio duration generally ranges from three to six years.

        Vanguard Admiral Intermediate-Term Treasury Fund—This fund seeks to provide current income from investing at least 85% of its assets in common stocks of large companies with a core position of 20 to 30 common stocks.

        Wasatch Small Cap Growth Fund—This fund seeks long-term growth of capital with income as a secondary concern. The fund normally invests at least 65% of its assets in equities that management believes have above-average appreciation potential.

        Nations International Value Investor—This fund seeks long-term capital appreciation. The fund normally invests at least 65% of its assets in foreign equities from at least three foreign countries.

        Turner Mid Cap Growth Fund—This growth fund invests primarily in common stocks with market capitalization amounts between $500 and $6 billion that management believes offer strong earnings growth potential.

        Participant Directed Brokerage Fund—This fund allows selected employees to invest up to 50% of their account balance in mutual funds or corporate stocks listed on the major exchanges. This fund is currently limited to 25 participants.

        Ameristock Mutual Fund—This fund seeks to invest in large-capitalization companies. The Fund utilizes the best of active (fundamental) and passive index portfolio management techniques.

        Morley Stable Value Fund—This fund is to provide a low-risk, moderate-yield investment for participants. The Fund is managed to earn a high level of return, consistent with, and providing for, preservation of capital and high credit quality.

        Pimco Real Return Administrative Fund—This fund invests at least 65% of its assets in inflation indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies, or government sponsored enterprises and corporations.

        Oakmark International Fund—This fund seeks long-term capital appreciation. The fund normally invests in at least five countries outside of the United States. These securities are typically undervalued relative to their underlying economic value, as determined by the advisor. The advisor assigns long-term value primarily on the basis of a company's ability to generate cash flow. Quality of management, market share, and degree of pricing power provide other parameters of value. Management does not expect to invest more than 35% of assets in securities of companies based in emerging markets.

        Artisan International Fund—This fund seeks long-term capital growth by investing in a broadly diversified portfolio of international growth stocks, concentrating on industries or investment themes that present accelerating growth prospects and companies that capitalize on that growth.

        Neuberger Berman High Income Bond Fund—This fund seeks high total returns consistent with capital preservation. The fund normally invests in a diversified portfolio of U.S. intermediate-term, high-yield corporate bonds with maturities of ten years or less. Most of these bonds are below investment grade. Management expects to normally maintain a dollar-weighted average maturity between five and seven years.

        J.P. Morgan Disciplined Equity Fund—This fund primarily invests in equities of medium- and large-capitalization U.S. companies and has a sector weighting similar to that of the S&P 500 index.

        Strong Corporate Bond Fund—This fund normally invests at least 65% of its assets in corporate bonds and the remaining assets in other types of fixed-income securities, including U.S. Government obligations and mortgage-backed securities.

        Strong Bond Fund—This fund seeks current income by investing at least 65% of its assets in corporate bonds and it may invest the remaining assets in other types of fixed-income securities, including U.S. government obligations and mortgage-backed securities.

        PBHG Disciplined Equity Fund—PBHG Disciplined Equity Fund seeks total return. The fund ordinarily invests at least 80% of assets in U.S. corporate common stocks and other equity-related securities such as options and futures, warrants, and convertibles. While the fund may invest in companies of any size, it usually invests in medium to large capitalization companies of over $2 billion at the time of purchase. It may invest, without limitation, in high-grade, U.S. dollar denominated debt securities and cash equivalents for temporary defensive purposes.

        Fidelity Cash Reserves—This fund is used to meet the Plan's liquidity needs for making distributions and transfers.

  (f) Participants Loans Receivable

        The Plan agreement provides for loans to be made to participants and beneficiaries. The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured. Under no circumstances can the amount of the loan exceed the lesser of $50,000 or 50% of the participant's vested account balance.

  (g) Related Parties

        The Company and Fidelity Investments Institutional Services Co. ("Fidelity") are considered related parties to the Plan. The Company's common stock and Fidelity managed mutual funds are investment options in the Plan. Fidelity is the asset custodian for the Plan.

(2)   Summary of Significant Accounting Policies

  (a) Basis of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles. Distributions to participants are recorded when paid.

  (b) Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

  (c) Investment Valuation

        The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.

        Investments, other than participants' loans receivable, are carried at quoted market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Company's common stock is valued at the last reported sales price on the last business day of the Plan year. Loans receivable from participants are valued at face value, which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments. Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the Statement of Changes in Net Assets Available for Benefits as unrealized gains and losses. Dividends and interest are reinvested as earned. Purchases and sales of investments are recorded on a trade-date basis.

  (d) Expenses

        The Plan pays all administrative expenses of the Plan, other than legal fees.

  (e) Interest and Dividend Income

        Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

  (f) Net Unrealized Appreciation (Depreciation) in Fair Value of Investments

        Net unrealized appreciation (depreciation) in fair value of investments is determined by comparing the fair value of each investment at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year) with the fair value at the end of the plan year.

  (g) Net Realized Gain (Loss) on Disposition of Investments

        Net realized gain (loss) on investments is determined by comparing the sales price of each investment as of the disposition date with the fair value at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year).

  (h) Termination of Plan

        Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA. If the Plan is terminated, the participants are fully vested and have a non-forfeitable interest in their accounts.

(3)   Related Parties

        Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of $1,538,039 and sales of $704,878 of the Company's common stock.

(4)   Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated June 21, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the receipt of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC, and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

(5)   Investments

        During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$1,215,814
Mutual funds	16,604,030

$17,819,844

(6)   Plan Amendments

        During 2003, the Plan was amended to reflect final Treasury Regulations relating to minimum required distributions under Section 401(a)(9) of the IRC and to clarify certain other provisions of the Plan.

        During 2002, the Plan was amended in its entirety to become compliant with changes in the tax laws (GUST and EGTTRA provisions) relating to qualified plans. The Company requested a GUST determination letter from the IRS on the amended Plan and on June 21, 2002, the Company received a favorable determination letter. Additionally, during 2002, the Plan added an investment option to allow participants to invest in the Company's common stock. The Plan was amended to restrict participant's investments in the Company's common stock to 25 percent of the participant's total account balance.

SKYWEST, INC. EMPLOYEES' RETIREMENT PLAN

EIN 87-0292166, Plan 001

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(e) Current value
*	Fidelity Investments Institutional Services Co.	108,529 shares of Magellan Fund	$10,607,590
*	Fidelity Investments Institutional Services Co.	9,906,841 shares of Spartan Money Market Fund	9,906,841
	Harris Associates LP	302,933 shares of Oakmark Select Fund	9,275,819
	Janus Capital Corp.	328,465 shares of Janus Overseas Fund	6,786,078
	Strong Capital Management, Inc.	393,412 shares of Strong Growth Fund	6,762,768
	Neuberger & Berman Management, Inc.	171,169 shares of Neuberger Berman Genesis Fund	6,338,392
*	Fidelity Investments Institutional Services Co.	195,252 shares of Dividend Growth Fund	5,330,380
	Turner Investment Partners, Inc.	222,376 shares of Turner Small Cap Equity Fund	4,763,306
	American Century Investments	567,013 shares of Equity Income Fund	4,411,363
	RYDEX Global Advisors	365,298 shares of RYDEX OTC Fund	3,627,404
*	Fidelity Investments Institutional Services Co.	68,187 shares of Equity Income Fund	3,392,303
*	SkyWest, Inc.	176,251 shares of SkyWest, Inc. Common Stock	3,184,301
*	Fidelity Investments Institutional Services Co.	171,212 shares of Puritan Fund	3,165,756
	Wasatch Advisors Inc.	596,368 shares of Wasatch Small Cap Value Fund	3,160,754
	Banc of America Advisors, Inc.	169,662 shares of Nations Marsico Focused Equities Fund	2,829,972
	Pimco Total Return Administrative Shares	245,914 shares Total Return Administrative Shares	2,633,739
	The Vanguard Group	203,155 shares of Vanguard Admiral Intermediate-Term Treasury Fund	2,315,976
	Wasatch Advisors Inc.	56,659 shares of Wasatch Small Cap Growth Fund	2,017,619

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(e) Current value
	Nations International	78,548 shares of Nations International Value Investor Fund	1,508,911
	Turner Investment Partners, Inc.	62,229 shares of Turner Mid Cap Growth Fund	1,369,041
	Participant Directed Brokerage Accounts	Various Mutual Funds and Common Stock	979,427
	Ameristock Corporation	13,258 shares of Ameristock Mutual Fund	522,531
	Morley Stable Value Fund	16,743 shares of Morley Stable Value Fund	291,163
	Pimco Real Return Administrative Fund	23,057 shares of Pimco Real Return Administrative Fund	259,391
	Oakmark International Fund	9,633 shares of Oakmark International Fund	173,580
	Artisan Partners	8,874 shares of Artisan International Fund	167,820
	Neuberger & Berman Management, Inc.	12,578 shares of High Income Bond Fund	117,983
*	Plan Participants	610 loans at 7%-10% interest, with maturity dates through 2016 collateralized by respective participants' account balances	3,142,228

			$99,042,436

*
Denotes party-in-interest

Column (d) is not required as all investments are participant-directed.